Exhibit 12.1

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Pre-tax earnings	$731,521	$720,801	$653,112	$578,397	$601,429
Fixed charges	62,775	58,220	57,695	59,092	45,570

Earnings before fixed charges	$794,296	$779,021	$710,807	$637,489	$646,999

Fixed charges:
Interest expense*	$60,290	$55,881	$55,565	$57,427	$44,506
Amortization of bond issue costs	644	610	570	532
Estimated interest factor of rental expense	1,841	1,729	1,560	1,133	1,064

Total fixed charges	$62,775	$58,220	$57,695	$59,092	$45,570

Ratio of earnings to fixed charges	12.7	13.4	12.3	10.8	14.2

Earnings before fixed charges	$794,296	$779,021	$710,807	$637,489	$646,999
Interest credited for deposit products	63,049	64,470	67,618	54,743	73,360

Adjusted earnings before fixed charges	$857,345	$843,491	$778,425	$692,232	$720,359

Fixed charges	$62,775	$58,220	$57,695	$59,092	$45,570
Interest credited for deposit products	63,049	64,470	67,618	54,743	73,360

Adjusted fixed charges	$125,824	$122,690	$125,313	$113,835	$118,930

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.8	6.9	6.2	6.1	6.1

Rental expense	$5,579	$5,238	$4,727	$3,432	$3,223
Estimated interest factor of rental expense (33%)	$1,841	$1,729	$1,560	$1,133	$1,064

*	There was no interest capitalized in any period indicated.